UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                Signet Group plc.
                       ---------------------------------
                                (Name of issuer)

                                 Ordinary Shares
                       ---------------------------------
                         (Title of class of securities)

                                   82668L872
                       ---------------------------------
                                 (CUSIP number)

                                November 23, 1999
                       ---------------------------------
             (Date of Event which requires filing of this Statement)



            Check the appropriate box to designate the rule pursuant
                        to which this schedule is filed:

                               \ \   Rule 13d-1 (b)
                                \x\  Rule 13d-1 (c)
                                 \ \ Rule 13d-1 (d)

---------------------------------
CUSIP No. 82668L872
---------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) \ \
                                                                       (b)  \ \
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
-------- -----------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                        0
OWNED BY                     ---------------------------------------------------
EACH REPORTING                      SHARED VOTING POWER
PERSON WITH                  6      161,025,028
                             ---------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      177,256,028
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         177,256,028
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    \ \
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.6%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

---------------------------------
CUSIP No. 82668L872
---------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Group Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) \ \
                                                              (b) \ \
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
-------- -----------------------------------------------------------------------
NUMBER OF SHARES             5     SOLE VOTING POWER
BENEFICIALLY                       0
OWNED BY                     ---------------------------------------------------
EACH REPORTING                     SHARED VOTING POWER
PERSON WITH                  6     152,472,898
                             ---------------------------------------------------
                                  SOLE DISPOSITIVE POWER
                             7    0
                            ---------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                             8    168,703,898
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         168,703,898
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    \ \
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.1%
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC, CO
-------- -----------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               Signet Group plc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is Zenith House, The Hyde, London, NW9 6EW, United Kingdom.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management Group Limited ("DAMG") (DBAG and DAMG together, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

               The principal place of business of DAMG is 20 Finsbury Circus, London, EC2M 1NB, England.

Item 2(c).     Citizenship:

               The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is ordinary shares, which also includes securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  \ \ Broker or dealer registered under section 15 of the Act;

               (b)  \ \ Bank as defined in section 3(a)(6) of the Act;

               (c)  \ \ Insurance  Company as defined in section 3(a)(19) of the
                        Act;

               (d)  \ \ Investment  Company  registered  under  section 8 of the
                        Investment Company Act of 1940;

               (e)  \ \ An  investment  adviser  in  accordance  with Rule 13d-1
                        (b)(1)(ii)(E);

               (f)  \ \  An  employee   benefit  plan,  or  endowment  fund  in
                         accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g)  \ \ A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h)  \ \ A savings  association as defined in section 3(b) of the
                        Federal Deposit Insurance Act;

               (i)  \ \ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  \ \ Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If   this  statement is filed  pursuant to Rule 13d-1 (c),  check this box. \X\

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    Each  of  the  Reporting  Persons  owns  the  amount  of the
               Ordinary Shares as set forth on the applicable cover page.

               (b)  Percent of class:

                    Each of the  Reporting  Persons owns the  percentage  of the
               Ordinary Shares as set forth on the applicable cover page.

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         Each of the  Reporting  Persons  has the sole  power to
                    vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                    (ii) shared power to vote or to direct the vote:

                         Each of the  Reporting  Persons has the shared power to
                    vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                   (iii) sole  power  to  dispose  or  to  direct  the
                         disposition of:

                         Each of the  Reporting  Persons  has the sole  power to
                    dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                    (iv) shared  power  to  dispose  or  to  direct  the
                         disposition of:

                         Each of the  Reporting  Persons has the shared power to
                    dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Investment management clients of the Reporting Persons have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               The following are subsidiaries of DBAG and/or DAMG which hold Common Stock included in the figures on the cover pages: Deutsche Asset Management Limited, Deutsche Asset Management International, Morgan Grenfell & Co. Limited and Deutsche Bank London (United Kingdom Branch).

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2,1999



                                DEUTSCHE BANK AG



                                By: /s/ Dr. Dieter Eisele
                                    -------------------------------------------
                                    Name:   Dr. Dieter Eisele
                                    Title:  Group Head of Compliance



                                By: /s/ Christoph Kirschhoefer
                                    -------------------------------------------
                                    Name:   Christoph Kirschhoefer
                                    Title:  Vice President